UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-130074
The Goldman Sachs Group, Inc. (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
85 Broad Street, New York, New York 10004, (212) 902-1000 (Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
GS Connect TM S&C GSCI TM Enhanced Commodity Total Return Strategy Index ETN – Index-Linked Notes Due 2037 (Linked to the S&P GSCITM Enhanced Commodity Total Return Strategy Index)
(Description of class securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements fo the Securities Exchange Act of 1934, The Goldman Sachs Group, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.
December 17, 2007	By	/s/ WING YEE VERONICA FOO	Assistant Treasurer
Date		Name	Title
[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.